04034362

URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

PROCESSED
JUL 2 2004
FINANCIAL

REQUIRED INFORMATION

Item 1-3. The Roslyn Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Plan financials will be filed by amendment.

Exhibits:

Exhibit 23.0 Consent of KPMG LLP*

*To be filed by amendment.